Exhibit 99.4(d)

PROTECTIVE LIFE INSURANCE COMPANY [ P. O. BOX 1928 BIRMINGHAM, ALABAMA 35282-8238 ]

DEATH BENEFIT RIDER SCHEDULE

Rider Effective Date:	The Contract’s Issue Date

Maximum Death Benefit:	The Contract Value as of the Valuation Period during which we receive due proof of death, plus $1,000,000, minus any applicable premium tax.

Limited Death Benefit After Change in Owner:

If the date of death occurs within one year after any change of ownership involving a natural person, the death benefit will be the Contract Value as of the end of the Valuation Period during which we receive due proof of death, less any applicable premium tax.

RETURN OF PURCHASE PAYMENTS
DEATH BENEFIT RIDER

We are amending the Contract to which this rider is attached. While this rider is in effect, its terms and conditions supersede any conflicting provision in the Contract. Contract provisions not expressly modified by this rider remain in full force and effect.

Any death benefit value in excess of the Contract Value is not accessible and cannot be withdrawn in a lump sum, except as part of the Death Benefit or Enhanced Spousal Continuation Benefit described in this endorsement.

CHANGES TO “DEATH BENEFIT” SECTION OF CONTRACT

1.     The provision entitled “Death Benefit” in the “DEATH BENEFIT” section of your Contract is deleted and replaced by the provision below:

Death Benefit – The death benefit is determined as of the end of the Valuation Period during which we receive due proof of death.  Subject to the death benefit limits stated in this provision, the death benefit equals the greater of the following amounts, less any applicable premium tax:

1)   the Contract Value; or

2)   aggregate Purchase Payments less an adjustment for each withdrawal.

For the purpose of calculating the death benefit, the adjustment for each withdrawal will equal the amount that reduces the death benefit in the same proportion that the amount deducted from the Contract Value to satisfy that withdrawal request reduced the Contract Value as of the Valuation Period during which that withdrawal was taken.

In any event, the death benefit provided will never exceed the Maximum Death Benefit shown in the Death Benefit Rider Schedule.

If the date of death occurs within one year after any change of ownership involving a natural person, the death benefit will be the Limited Death Benefit After Change in Owner as stated in the Death Benefit Rider Schedule.

Only one death benefit is payable under this Contract even though the Contract may, in some circumstances, continue beyond an Owner’s death.

2.               The provision below is added to the “DEATH BENEFIT” section of your Contract:

Enhanced Spousal Continuation Benefit – If a sole Beneficiary is the spouse of a deceased Owner and elects, in lieu of receiving the death benefit, to continue the Contract and become the new Owner as provided in the “Payment of the Death Benefit” provision, we will add to the Contract Value an amount equal to the excess, if any, of the death benefit over the Contract Value as of the end of the Valuation Period during which we receive due proof of death. We will allocate that amount according to the current Purchase Payment allocation instructions, but the amount we add will not be considered a Purchase Payment.

DEATH BENEFIT RIDER TERMINATION

This rider will automatically terminate upon the occurrence of any of the following events:

1)              settlement of a claim for the death benefit; or

2)              application of the Contract Value to an Annuity Option; or

3)              the Contract Value is reduced to $0; or

4)              the Contract is surrendered or otherwise terminated.

Signed for the Company and made a part of the Contract as of its Issue Date.

PROTECTIVE LIFE INSURANCE COMPANY

/s/ Deborah J. Long
[Secretary]